CIBC ANNOUNCES COMPLETION OF SALE OF JUNIPER FINANCIAL CORP. TO BARCLAYS BANK PLC

TORONTO, Dec. 1, 2004 — CIBC today announced it has completed an agreement to sell U.S.-based Juniper Financial Corp. to Barclays Bank. Details of the transaction were previously announced on Aug. 18, 2004.

CIBC acquired a 51% interest in Juniper Financial Corp., a credit card issuer based in Wilmington, Delaware, in 2001 and subsequently increased its ownership to 98%. The remaining 2% was owned by senior management of Juniper Financial Corp. Barclays purchased 100% of Juniper Financial Corp.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, financial condition, strategies and outlook of CIBC. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control could cause actual results to differ materially from the expectations expressed in CIBC’s forward-looking statements. Readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this news release.

Contact: Rob McLeod, CIBC, (416) 980-3714.